January 9, 2009

Via EDGAR Transmission (and via email)

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-9303

Attention: David L. Orlic, Special Counsel

Re:	Quest Software, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed December 24, 2008

File No. 0-26937

Ladies and Gentlemen:

We respectfully submit this letter in further response to the letter dated January 2, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to David Cramer, Vice President, General Counsel and Secretary of Quest Software, Inc., a California corporation (the “Company” or “Quest”), relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed on December 24, 2008 and the telephone conversations with Donna Levy of the Staff.

In addition, for ease of reference, we have recited the comments set forth in the Comment Letter in italicized type and have followed each comment with the Company’s response thereto.

Proposal 1

Reincorporation of the Company from California to Delaware

The Charter and Bylaws of the Company and Quest (Delaware) Compared and Contrasted, page 11

1.	We note your statement that the reincorporation includes the implementation of certain provisions in the Delaware Certificate and Bylaws that may reduce shareholder participation in certain important corporate decisions and may have anti-takeover implications. Revise your disclosure to specifically identify these provisions and discuss the anti-takeover implications of each one.

The disclosure on page 11 has been revised to summarize the anti-takeover implications of certain of the provisions of the Delaware Certificate and the Delaware Bylaws in response to the Staff’s comments.

United States Securities and Exchange Commission

January 9, 2009

2. We note that shareholders are being asked to approve the principal terms of the merger agreement between Quest and the Delaware subsidiary. Tell us why you chose only this method of voting, and why shareholders are not allowed to also vote separately on the sections of the charter and bylaws that have the anti-takeover implications identified in response to comment one above.

We have not provided separate votes for the changes to the Quest (Delaware) charter and bylaws because we believe such unbundling is unnecessary because its tantamount to ratifying the Company’s pre-existing charter or bylaws, or Delaware law provides such protections (e.g., Section 203) or, if different, either the changes are immaterial or the Company’s Board could presently amend the Company’s bylaws to effect such changes (e.g., no stockholder action by written consent). Thus, consistent with Question 1S of the Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004), such proposals need not be unbundled

As directed in the Comment Letter, the Company is acknowledging that:

•	Quest is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Quest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please direct your questions or comments regarding the Company’s responses to Nancy Wojtas, Cooley Godward Kronish LLP, at (650) 843-5819 or by facsimile to (650) 849-7000, and to the undersigned at (949) 754-8023 or by facsimile to (949) 754-8999. Thank you for your assistance.

Sincerely,

Quest Software, Inc.

By:	/s/ David P. Cramer
David P. Cramer
Vice President, General Counsel and Secretary

noted that the interests of the Board of Directors, management and affiliated shareholders in voting on the Reincorporation proposal may not be the same as those of unaffiliated shareholders. For a comparison of shareholders’ rights and the power of management under Delaware and California law, see “The Charters and Bylaws of the Company and Quest (Delaware) Compared and Contrasted” beginning on page 11 and “Significant Differences Between the Corporation Laws of California and Delaware” beginning on page 13. In addition, franchise taxes in Delaware may be greater than in California.

The Board of Directors has considered the potential disadvantages of the Reincorporation and has concluded that the potential benefits outweigh the possible disadvantages.

Board of Directors Recommendation

For the reasons described in this Proxy Statement, Quest’s Board of Directors recommends unanimously that you vote “FOR” approval of the Reincorporation Proposal.

The Charters and Bylaws of the Company and Quest (Delaware) Compared and Contrasted

With certain exceptions, the provisions of the Delaware Certificate and Delaware Bylaws are the same as, or as consistent as possible with, those of the California Articles and California Bylaws. However, the Reincorporation includes the implementation of certain provisions in the Delaware Certificate and Delaware Bylaws which are required by the DGCL and which may alter the rights of shareholders and the powers of management and reduce shareholder participation in certain important corporate decisions.

Certain of the provisions in the Delaware Certificate and the Delaware Bylaws, similar to those contained the California Articles and California Bylaws, may, however, facilitate future efforts to deter, delay or prevent changes in control of Quest (Delaware). Such provisions include the following:

Delaware Certificate. The Delaware Certificate (similar to the California Articles) authorizes 200,000,000 shares of common stock and 10,000,000 shares of preferred stock and gives the Board the authority, within the limitations in the Delaware Certificate, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock. Shares of preferred stock could be issued in connection with a shareholder rights plan, or poison pill or rights plan, which would allow shareholders (other than hostile parties) to purchase Quest (Delaware) common stock at a discount to the then current market price, which would have a dilutive effect on the hostile parties.

Section 203. Quest (Delaware) has not opted out of Section 203 of the DGCL and will be subject to it. As discussed in more detail below, Section 203 prohibits, subject to certain exceptions, a Delaware corporation from engaging in a business combination with an interested shareholder (i.e., a shareholder acquiring 15% or more of the outstanding voting stock) for three years following the date that such shareholder becomes an interested shareholder. Shareholders holding 15% or more of Quest (California) stock on the effective date of the Reincorporation (if approved), including our Executive Chairman of the Board, will not be subject to the restrictions contained in Section 203. Section 203 makes certain types of unfriendly or hostile corporate takeovers, or other non-board approved transactions involving a corporation and one or more of its significant shareholders, more difficult.

Bylaw Amendments. The Delaware Bylaws, similar to the California Bylaws, permit both the shareholders of Quest (Delaware) and a majority of the directors to amend the Delaware Bylaws. This power to amend the Delaware Bylaws may be used to deter, delay or prevent a change in control of Quest (Delaware). In particular, as described below, the Delaware Bylaws impose time frames by which director nominations and shareholder proposals may be made by shareholders of Quest (Delaware).

No Shareholder Action by Written Consent. The Delaware Bylaws do not permit shareholders to act by written consent. This provision limits the ability of the shareholders to act only at an annual or special meeting of stockholders.

11